Exhibit 99.5

OLK Corporate Social Posts

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Post #1

We are excited to take an important step forward in our journey as we enter into an agreement to combine with @ThermoFisherScientific, the world leader in serving science. Learn more in our Press Release: https://bit.ly/3s3Owm2

Post #2

Today we announced an agreement to combine with @ThermoFisherScientific, the world leader in serving science. Together, we will enable customers across the globe to meaningfully accelerate discovery and scientific breakthroughs. Read our Press Release: https://bit.ly/3s3Owm2

LinkedIn

We’re excited to share that Olink has entered into an agreement to combine with @ThermoFisherScientific, the world leader in serving science. @ThermoFisherScientific understands the important role proteomics continues to play in our understanding of complex cellular level processes – which can lead to the development of new drugs to improve human health.

@ThermoFisherScientific’s deep life sciences expertise, global commercial reach and proven operational excellence will enable significant opportunities for both customers and colleagues. We look forward to building on Thermo Fisher's expertise in proteomics with our team and highly differentiated solutions and to together, enabling customers across the globe to meaningfully accelerate discovery and scientific breakthroughs.

Learn more in our Press Release: https://bit.ly/3s3Owm2